Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SeaBright Holdings, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of SeaBright  Holdings, Inc. of our reports dated March 16, 2010, with respect to the consolidated balance sheets of SeaBright Insurance Holdings, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of SeaBright Holdings, Inc. (formerly known as SeaBright Insurance Holdings Inc.)

/s/  KPMG LLP

Seattle, Washington
June 11, 2010